SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Foreland Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    345458301
                                 (CUSIP Number)

                                  Barnaby Lewis
                      c/o Rothschild Trust Guernsey Limited
                                  P.O. Box 472
                                St. Peter's House
                                   Le Bordage
                                 St. Peter Port
                                    Guernsey
                             Channel Islands GY1 6AX
                                (+44) 1481 707832

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       December 31, 2002; January 28, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following: |_|

Check the following box if a fee is being paid with this Statement: |_|

                                  SCHEDULE 13D

CUSIP NO. 345458301

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Colour Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        395,035
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    395,035
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     395,035
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 345458301

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gray Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        395,035
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    395,035
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     395,035
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 345458301

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Rothschild Trust Guernsey Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        395,035
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    395,035
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     395,035
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 amends and supplements the Schedule 13D (the "Original Schedule 13D") heretofore filed by the Reporting Parties (as defined below) with the Securities and Exchange Commission with respect to the common stock, par value $.001 per share (the "Foreland Common") of Foreland Corporation, a Nevada corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Original Schedule 13D. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

            The Call Option granted to Colour Holdings under the Company-Colour Agreement, which covered shares of Foreland Common representing 34.2% of the Foreland Common, expired on December 31, 2002. On January 28, 2003, Colour Holdings sold 468,567 shares of Foreland Common to Patrick Schnitzer. As a consequence of these events, there has been a material change in the Reporting Persons' beneficial ownership of Foreland Common.

Item 4. Purpose of the Transaction.

            The Reporting Persons may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Foreland Common. The Reporting Persons may from time to time acquire or dispose of additional shares of Foreland Common in the open market, in privately negotiated transactions or otherwise.

            The Reporting Persons may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding strategies designed to increase the value of the Company's outstanding indebtedness. The Reporting Persons may seek to acquire from third parties additional indebtedness of and/or judgments outstanding against the Company, including indebtedness in the form of debt securities. The Reporting Persons may formulate proposals to the Company relating to the satisfaction or restructuring of the Company's indebtedness, including proposals involving the surrender of all or a portion of the collateral for such indebtedness or other assets of the Company, or the issuance of securities of the Company in exchange for such indebtedness. Without limitation of the foregoing, the Reporting Persons may seek to effect such measures through a consensual or non-consensual proceeding under the United States bankruptcy Code or state insolvency laws.

            Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of January 28, 2003, Rothschild Trust, through acquisitions by Gray Trust and its wholly-owned subsidiary, Colour Holdings, beneficially owned 395,035 shares, or 4.0%, of the Foreland Common.

      (b) Each of Colour Holdings, Gray Trust and Rothschild Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

      (c) During the sixty days preceding the filing of this statement, none of the Reporting Parties acquired shares of the Company in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            On January 28, 2002, Colour Holdings entered into a share sale agreement with Patrick Schnitzer pursuant to which Colour Holdings sold 468,567 shares of Foreland Common to Mr. Schnitzer for an aggregate purchase price of $100.00. A copy of the share sale agreement is attached as Exhibit G.

            On February 3, 2003, Colour Holdings acquired from Grant Geophysical Corp. for a purchase price of $50,000 an outstanding receivable of the Company and a related judgment thereon and for (w) $337,611.74 in principal amount, (x) pre-judgment interest thereon at the contract rate of 18% per annum from December 31, 1998 through November 9, 1999, (y) post-judgment interest in the total amount of the default judgment at the highest rate allowed by applicable law and (z) attorneys' fees in the amount of $33,000. A copy of the receivable and judgment acquisition agreement is attached as Exhibit H.

            Lorenz Fischer-Zernin has acted as an advisor to Colour Holdings in connection with the purchase and sale of securities of, and other interests in, Foreland.

Item 7. Material to be Filed as Exhibits:

EXHIBIT A         Copy of an Agreement among Colour Holdings, Gray Trust, and
                  Rothschild Trust to file this amendment on Schedule 13D on behalf of each of them (filed as Exhibit A to the Original
                  Schedule 13D).

EXHIBIT B         List of executive officers and directors of Colour Holdings and information called for by Items 2-6 of this Statement relating to said executive officers and directors.

EXHIBIT C         List of executive officers and directors of the trustee and administrator of Gray Trust and information called for by Items 2-6 of this Statement relating to said executive officers and directors (filed as Exhibit C to the Original
                  Schedule 13D).

EXHIBIT D         List of executive officers and directors of Rothschild Trust and information called for by Items 2-6 of this Statement relating to said executive officers and directors (filed as Exhibit D to the Original Schedule 13D).

EXHIBIT E         Company-Colour Agreement (filed as Exhibit E to the Original
                  Schedule 13D).

EXHIBIT F         Petro Source Agreement (filed as Exhibit F to the Original
                  Schedule 13D).

EXHIBIT G         Share Sale Agreement between Colour Holdings Limited and
                  Patrick Schnitzer.

EXHIBIT H         Receivable and Judgment Acquisition Agreement between Grant
                  Geophysical Corp. and Colour Holdings.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ROTHSCHILD TRUST GUERNSEY LIMITED


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Nicholas Moss
                                         --------------------------------------
                                      Name: Nicholas Moss
                                      Title: Director


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Luis Gonzalez
                                         --------------------------------------
                                      Name: Luis Gonzalez
                                      Title: Director


                                      GRAY TRUST
                                      By: Rothschild Trust Guernsey
                                      Limited, in its capacity as trustee
                                      and administrator


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Nicholas Moss
                                         --------------------------------------
                                      Name:  Nicholas Moss
                                      Title: Director


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Luis Gonzalez
                                         --------------------------------------
                                      Name:  Luis Gonzalez
                                      Title: Director


                                      COLOUR HOLDINGS LIMITED
                                      By: Fornells Limited, Director


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Nicholas Moss
                                         --------------------------------------
                                      Name:
                                      Title: Authorized Signatory


Dated: May 16, 2003
       Guernsey, Channel Islands      By: /s/ Luis Gonzalez
                                         --------------------------------------
                                      Name:
                                      Title: Authorized Signatory

                                    EXHIBIT B

            Colour Holdings has a Board of directors composed of Fornells Limited, Lizard Limited and Scar Limited, each of which is a corporation organized under Guernsey law and has a registered address at 1 Le Marchant Street, St. Peter Port, Guernsey GY1 4HP, Channel Islands. The name of each executive officer and director of a corporate director of Colour Holdings, is set forth below. The principal occupation or employment of each individual listed below is with Rothschild Trust Guernsey Limited located at St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GY1 6AX.

Fornells Limited

Lizard Limited                                       Director

Scar Limited                                         Director

David Norman Allison                                 Director

Christopher John Ashwell                             Director

Luis Warwick Gonzalez                                Director

Nicholas David Moss                                  Director


Lizard Limited

Fornells Limited                                     Director

Scar Limited                                         Director

David Norman Allison                                 Director

Christopher John Ashwell                             Director

Luis Warwick Gonzalez                                Director

Nicholas David Moss                                  Director


Scar Limited

Fornells Limited                                     Director

Lizard Limited                                       Director

David Norman Allison                                 Director

Christopher John Ashwell                             Director

Luis Warwick Gonzalez                                Director

Nicholas David Moss                                  Director

Item 2.

            During the five years prior to the date hereof, none of the above persons (to the best knowledge of the reporting persons) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

            Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT G

                              Stock Transfer Letter

                                                                January___, 2003


Colour Holdings Ltd.
c/o Rothschild Trust Guernsey Limited
P.O. Box 472
St. Peter's House
Le Bordage
St. Peter Port
Guernsey
Channel Islands GY1 6AX

      Re: Purchase of Shares of Common Stock of Foreland Corporation (the "Company")

Gentlemen:

            The undersigned intends to purchase from Colour Holdings Ltd. 468,567 shares of the Common Stock, par value $0.001 per share, of the Company for an aggregate purchase price of $100. In connection with such transaction, the signatories to this letter agreement acknowledge and agree as follows:

            (a) each party has made its own investment decision concerning the transaction without reliance on any representation or warranty of, or advice from, the other party;

            (b) each party acknowledges and understands that the other party may possess material information not known to the other party that is relevant to the transaction (the "Information"), including without limitation information received from the Company on a confidential basis; and

            (c) each party agrees that the other party and its affiliates, principals, employees and agents shall have no liability whatsoever due to or in connection with such other party's use or non-disclosure of the Information.

            In addition, the undersigned hereby represents, covenants and agrees that:

            (i) The undersigned has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's financial condition and other relevant factors so as to be able to evaluate the risks and merits of its investment in the Company and the undersigned is able financially to bear the risks thereof;

            (ii) The shares of Common Stock being acquired by the undersigned pursuant hereto (the "Shares") are being acquired for the undersigned's own account and not with a view to, or the intention of, any distribution thereof in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws; and

            (iii) The undersigned understands that (A) the Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act, (B) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (C) the Shares will bear a legend to such effect and (D) the Company will make a notation on its transfer books to such effect.

            Please sign a copy of this letter agreement and return a copy by facsimile and the original by mail to the undersigned.

                                                     Very truly yours,


                                                     /s/ Patrick Schnitzer
                                                     ---------------------------
                                                     Patrick Schnitzer

Agreed:

COLOUR HOLDINGS LTD.


By /s/ NM /s/
  ---------------------------------------------------
  Authorized signatories of Fornells Limited,
  Corporate director of Colour Holdings Ltd.

                                    EXHIBIT H

RECEIVABLE AND JUDGMENT ACQUISITION AGREEMENT dated as of February 3, 2003 between Grant Geophysical Corp. ("Seller") and Colour Holdings Limited ("Purchaser").

                                    Preamble

            A. Seller owns and holds (i) a receivable (the "Receivable") arising under that certain Master Geophysical Data Acquisition Agreement (the "Master Agreement") and Supplemental Agreement No. 1 thereto, each dated March 17, 1998 (as so supplemented, the "Agreement"), between Seller and Foreland Corporation ("Foreland") in the amount of $337,611.74 in principal and interest thereon at the contract rate of 18% per annum and (ii) a default judgment (the "Judgment" and, together with the Receivable, the "Interests") entered in that certain action captioned Grant Geophysical Corp. v. Foreland Corporation, No. H-99-2425 (S.D. Texas) for (w) $337,611.74 in principal amount, (x) pre-judgment interest thereon at the contract rate of 18% per annum from December 31, 1998 through November 9, 1999, (y) post-judgment interest in the total amount of the default judgment at the highest rate allowed by applicable law and (z) attorneys' fees in the amount of $33,000.

            B. Buyer desires to acquire all of Seller's right, title and interest in the Interests upon the terms set forth in this Agreement.

            In consideration for the mutual promises contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

            1. Seller hereby sells and conveys and Purchaser purchases and accepts (i) the Interests, including all rights to payment under or with respect to the Interests, (ii) Seller's rights under Clause 13.4 of the Master Agreement and with respect to that certain UCC financing statement filed on or about May 1, 1999 (collectively, the "Security") and (iii) to the extent necessary to validly confer upon Purchaser the Interests (including such payment rights), Seller's other rights under the Agreement (together with the Interests and the Security, the "Rights") for a total purchase price of $50,000, payable within two business days of the execution of this Agreement by all parties by wire transfer of immediately available funds to Southwest Bank of Texas, ABA #113011258, Account #0121045, Beneficiary: Grant Geophysical. Nothing herein shall constitute a delegation to Purchaser of any of Seller's obligations under the Agreement or an assumption by Purchaser of any liabilities of Seller of any kind or nature whatsoever, with respect to the Rights or otherwise.

            2. Seller agrees to take such further actions and to execute such further documents as are reasonably requested from time to time by Purchaser in order to effect the purposes of this Agreement and to indefeasibly vest title to the Rights in Purchaser. Without limitation of the foregoing, Seller hereby agrees to take such actions as are reasonably requested by Purchaser to reflect the Security, or the assignment thereof, in such public records as are in Purchaser's judgment required to perfect or continue the perfection of the security interest or security interests supporting the Receivable and to impose a Lien on Foreland's real property with respect to the Judgment.

            3. Seller shall deliver promptly to Purchaser all court and other records in the possession or control of Seller pertaining to the Rights that are necessary for Purchaser to enforce the Rights and, upon Purchaser's request (and Purchaser's payment of the cost of copying and shipping), any other records relating to the Rights. Purchaser acknowledges that as of the date hereof, Seller has not been able to locate a complete copy of the Agreement.

            4. Seller hereby represents and warrants to Purchaser that:

            (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite power and authority to own and operate its properties and to carry on its business as now and where being conducted, and to sell the Rights to Purchaser.

            (b) To Seller's knowledge, all necessary consents and approvals have been obtained by Seller for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement, and all documents to be executed and delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by all necessary action of Seller and do not conflict with Seller's organizational documents or any agreement, instrument, judgment or decree to which Seller is a party or by which Seller is bound. This Agreement is, and such other documents when executed and delivered by Seller will be, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

            (c) Seller has full legal power, right and authority to sell and convey to Purchaser legal and beneficial title to the Rights, and upon payment of the Purchase Price, Purchaser shall have good and marketable and indefeasible title thereto, free and clear of all security interests, liens, pledges, charges and encumbrances of every kind or nature whatsoever (collectively, "Liens") other than Liens created by or through Purchaser.

            (d) The Rights represent all claims or Seller or any of its affiliates against, and all legal and equitable interests of Seller or any of its affiliates in, Foreland other than the rights of Seller under the Agreement that are not assigned hereby. Seller hereby covenants and agrees with Purchaser not to assert any claim against Foreland or its assets with respect to or otherwise seek to enforce the portions of the Agreement that are not assigned hereby.

            (e) The Receivable represents a valid and enforceable obligation of Foreland arising from goods delivered and/or services rendered by Seller pursuant to the Agreement. Seller has fulfilled all of its obligations to Foreland under the Agreement with respect to such goods and/or services. The Receivable is not represented by any document, instrument, chattel paper or security. The Receivable has been fully reflected in statements rendered in accordance with the Agreement. Seller has not received from Foreland any protest or dispute relating to the Receivable.

            (f) The Judgment was obtained by Seller in compliance with the Agreement and applicable laws and court rules. Seller knows of no meritorious basis for contesting the enforceability of the Judgment as of the date hereof.

            (g) All of Seller's right, title and interest in and to the data that is the subject of the Agreement has been transferred to Foreland, subject to the Security.

            (h) As of the date hereof, no claims are pending or, to Seller's knowledge, threatened against Seller or any of its affiliates by any party with respect to the Rights or the Agreement.

            5. Purchaser hereby represents and warrants to Seller, which representations and warranties shall be true and correct as of the date hereof as if expressly restated on the date hereof, that:

            (a) Purchaser is a company duly organized, validly existing and in good standing under the laws of Guernsey and has all requisite power and authority to own and operate its properties and to carry on its business as now being conducted.

            (b) The execution and delivery of this Agreement by Purchaser has been duly and validly authorized and approved by all necessary action of Purchaser. Purchaser has full power and authority and the legal right to enter into this Agreement and to consummate the transactions contemplated herein. This Agreement is a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

            6. (a) Seller shall indemnify and hold harmless Purchaser and its shareholders, subsidiaries, affiliates, agents, employees, officers, directors, assigns harmless from, against, for and in respect of (i) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions, costs or causes of action, Liens and reasonable costs and expenses suffered, sustained, incurred or required to be paid by any indemnified party because of the untruth or breach of any representation, warranty, agreement or covenant of Seller in this Agreement or in any other document delivered in connection herewith and
(ii) all reasonable costs and expenses (including, without limitation, attorneys' fees) incurred by Seller in enforcing the terms of this Agreement (including without limitation the provisions of this paragraph 6).

            (b) Purchaser shall indemnify and hold harmless Seller and its shareholders, subsidiaries, affiliates, agents, employees, officers, directors, assigns harmless from, against, for and in respect of (i) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions, costs or causes of action, Liens and reasonable costs and expenses suffered, sustained, incurred or required to be paid by any indemnified party because of the untruth or breach of any representation, warranty, agreement or covenant of Purchaser in this Agreement or in any other document delivered in connection herewith and
(ii) all reasonable costs and expenses (including, without limitation, attorneys' fees) incurred by Purchaser in enforcing the terms of this Agreement (including without limitation the provisions of this paragraph 6).

            7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement constitutes the entire agreement among the parties hereto with respect to its subject matter and supersedes all prior agreements, whether written or oral, with respect to the subject matter hereof. This Agreement is solely for the benefit of the parties hereto and no other party shall be deemed to be a third party beneficiary hereof. This Agreement shall be governed by and construed in accordance with the laws of Texas (without regard to conflicts of law principles).

                               GRANT GEOPHYSICAL CORP.


                           By  /s/ Richard Miles
                               -----------------------------------------
                               Name: Richard F. Miles
                               Title: President and CEO

                               COLOUR HOLDINGS LIMITED


                           By  /s/ Nicholas Moss/s/ Vince Aylward
                               -----------------------------------------
                               Name:
                               Title:  Fornells Limited  Lizard Limited
                                       Director          Director